UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Greektown Superholdings, Inc.

(Name of Issuer)

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

392485207

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207

1.	Names of reporting persons. Athens Acquisition LLC 46-1560955
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,552,183
	8.	Shared voting power 0
	9.	Sole dispositive power 1,552,183
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,552,183
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 77.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 389,168 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

CUSIP No. 392485207

1.	Names of reporting persons. Daniel Gilbert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,552,183
	8.	Shared voting power 0
	9.	Sole dispositive power 1,552,183
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,552,183
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 77.0% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 389,168 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

EXPLANATORY NOTE

This Amendment No.3 amends and supplements the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert (“Mr. Gilbert”) with the Securities and Exchange Commission on February 8, 2013 (the “Original Schedule 13D”) as amended by Amendment No. 1, filed on March 11, 2013 and Amendment No. 2, filed on March 20, 2013 (with the Original Schedule 13D, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On April 8, 2013, Athens Acquisition entered into a Stockholders Agreement with the Issuer (the “Stockholders Agreement”). The Stockholders Agreement provides as described below and contemplates the possible entry into an Investors Rights Agreement with Brigade Leveraged Capital Structures Fund Ltd. (“Brigade”) and certain entities affiliated with Standard General LP (collectively, “Standard General”) should they choose to enter into them with Athens Acquisition (the “Investor Rights Agreement”). The Stockholders Agreement will become effective upon the consummation of the transactions contemplated by the Three Agreements as previously described in the Schedule 13D (the “Effective Date”). The Stockholders Agreement and the Investor Rights Agreement – if entered into – will effectuate the transactions contemplated by the Term Sheet. Descriptions of the Stockholders Agreement and the Investor Rights Agreement are below.

On April 9, 2013, the MGCB approved the applications for transfer of interests of the Manulife Shares, Oppenheimer Shares and Solus Shares to Athens Acquisition as contemplated by the Three Agreements. The MGCB also approved Athens Acquisition as a “qualifier” and Mr. Gilbert as a “key person.” Following MGCB approval, no material conditions to closing remain under the Three Agreements and the Reporting Persons may, therefore, be deemed to be the beneficial owner of the Manulife Shares, Oppenheimer Shares and Solus Shares. Athens Acquisition expects to close on the purchase of the Manulife Shares, Oppenheimer Shares and Solus Shares within the timeframes contemplated by the Three Agreements.

Stockholders Agreement

Composition of the Board of Directors of the Issuer

Effective as of the Effective Date until the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, the Board of Directors of the Issuer (the “Board”) shall include at least two independent directors, one of whom shall be a minority independent director (the “Minority Independent Director”). The initial Minority Independent Director as of the Effective Date will be Freman Hendrix and, in the event of the death, disability, retirement, resignation or removal (with or without cause) of the initial Minority Independent Director, the first replacement for the initial Minority Independent Director will be Darrell Burks. Within one business day of the Effective Date, the Issuer shall take all actions necessary to cause a Schedule 14F-1 Information Statement to be filed with the SEC and transmitted to the Issuer’s record holders and on a date that is no later than ten days after the filing and transmission of such Schedule 14F-1, the Issuer shall take all actions necessary to cause the Board to consist solely of Mr. Gilbert, Matthew Cullen, Freman Hendrix, Darrell Burks and such other current members of the Board as Athens Acquisition may designate.

Minority Independent Director Consent Rights

Until the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, the consent of the Minority Independent Director (or a majority of the directors on the Board who are independent directors if there is no Minority Independent Director at such time) shall be required for certain matters, including (i) any amendment, repeal or alteration of the Issuer’s charter or bylaws or the organizational documents of any subsidiary of the Issuer, that would disproportionately adversely affect the minority stockholders of the Issuer, except in connection with issuances of securities in accordance with the terms of the Stockholders Agreement, (ii) certain transactions by the Issuer with Athens Acquisition and its affiliates, and (iii) any issuance of securities by the Issuer in connection with any joint venture or strategic partnership entered into by the Issuer.

Co-Sale and Preemptive Rights

The Stockholders Agreement provides for customary co-sale rights to the minority stockholders of the Issuer upon certain transfers of securities by Athens Acquisition. Additionally, the Issuer granted to each current stockholder of the Issuer (including Athens Acquisition and its affiliates and subsidiaries) customary preemptive rights with respect to issuances of new securities of the Issuer. Such preemptive rights may be waived upon the written approval of the Minority Independent Director (or a majority of the directors on the Board who are independent directors if there is no Minority Independent Director at the time of such waiver) if such waiver is deemed to be in the best interest of the Issuer.

Minority Liquidity Rights

From and after the Effective Date and ending on the later of (x) the sixth month anniversary of the Effective Date and (y) December 31, 2013 (as such date may be extended pursuant to the terms of the Stockholders Agreement), Athens Acquisition agreed to take such action to provide each holder of the Issuer’s securities as of certain specified times (other than Brigade and Standard General, who shall be entitled to liquidity rights should they choose to execute the Investor Rights Agreement, and other than Athens Acquisition and any transferee of Brigade or Standard General) with respect to such securities of the Issuer so then owned by them liquidity with respect thereto, subject to applicable MGCB approval, if any, in the amount of $90 per share (subject to adjustment to the extent such holder exercises a “Conversion Right” pursuant to the Issuer’s charter) in cash, which liquidity will be provided pursuant to one or more mergers. Each holder shall have the ability to retain such holder’s securities in any such merger. Athens Acquisition agreed to use reasonable efforts to cause at least two liquidity events to occur, one as soon as reasonably practicable following the Effective Date and a second (x) no earlier than the date that is 150 days following the Effective Date and (y) no later than December 31, 2013 or reasonably promptly thereafter in light of required SEC filings and review and other factors not within the reasonable control of Athens Acquisition. The liquidity rights described above may be modified by agreement of Athens Acquisition and the Minority Independent Director, or if no Minority Independent Director is then serving, a majority of the independent directors then serving, so long as such modification achieves an economic equivalent result (which economic equivalent, if achieved other than through a merger, shall not require appraisal rights). Athens Acquisition also agreed that from the Effective Date through and until the earlier to occur of (i) the date that all holders of the Issuer’s securities have received the opportunity for liquidity and Standard General and Brigade have received the opportunity for liquidity pursuant to the Investor Rights Agreement (to the extent entitled thereto) and (ii) December 31, 2013 (as may be extended), Athens Acquisition shall at all times continue to own and retain at least $145 million in securities of the Issuer assuming a value of $90 per share.

Releases and Indemnification

The Stockholders Agreement provides for mutual releases by Athens Acquisition and the Issuer (except for claims arising out of or relating to a breach, violation or failure to perform under the Stockholders Agreement (and, in the case of Athens Acquisition, the Investor Rights Agreement (if executed)). The Stockholders Agreement also provides for indemnification and expense reimbursement by Athens Acquisition and the Issuer of present and former directors and officers of the Issuer. If such indemnification is not available, Athens Acquisition and the Issuer agreed to provide contribution.

SEC Registration; Rights Agreement; Short-Form Merger

Unless approved by the Minority Independent Director (or a majority of the directors on the Board who are independent directors if there is no Minority Independent Director), from the date of the Stockholders Agreement until the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, the Issuer shall (and Athens shall cause the Issuer to) take or cause to the taken all action necessary to cause the securities of the Issuer to continue to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as such securities are currently registered and for the Issuer to continue to file periodic reports pursuant to the

Exchange Act. Additionally, the Issuer agreed to (i) terminate the Rights Agreement, dated as of December 31, 2012, as amended from time to time, by and between the Issuer and Continental Stock Transfer & Trust Company and (b) repeal the amendments to the Issuer’s bylaws adopted by the Board on December 30, 2012, as described in Item 5.03 of the Current Report on Form 8-K, filed by the Issuer with the SEC on December 31, 2012, in each case, to the extent not already terminated or repealed (as the case may be). Finally, Athens Acquisition agreed to promptly, and in any case within twenty business days of Athens Acquisition acquiring beneficial ownership of at least 90% of the outstanding shares of each class of stock of the Issuer then outstanding, take all action necessary to cause the merger between Athens Acquisition or a wholly-owned subsidiary of Athens Acquisition and the Issuer pursuant to Section 253 or Section 267 as in effect at the time thereof, as applicable, of the Delaware General Corporation Law.

Termination

The Stockholders Agreement will terminate upon the earlier of (i) the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, (ii) the consummation of a sale or other transfer of securities of the Issuer by Athens Acquisition and/or its affiliates (including, without limitation, by merger) such that following such sale or other transfer neither Athens Acquisition nor any of its affiliates beneficially owns a majority of securities of the Issuer, and (iii) the time at which no securities of the Issuer are owned by any person or entity other than Athens Acquisition and/or its affiliates.

Investor Rights Agreement

As noted above, the Stockholders Agreement contemplates the possible entry into Investors Rights Agreements with Brigade and Standard General should they choose to enter into them with Athens Acquisition. The Investor Rights Agreement will only become effective if and when executed by Brigade and/or Standard General which, as of the date hereof, has not yet occurred.

Sale Right

From the Effective Date until the later to occur of December 31, 2013 and six months following the Effective Date, the investor party to the Investor Rights Agreement shall have the non-transferable right to sell to Athens Acquisition, subject to applicable MGCB approval, if any, all securities of Issuer held by such investor on the date of the Investor Right Agreement for an amount equal to $90 per share (subject to adjustment to the extent such investor exercises a “Conversion Right” pursuant to the Issuer’s charter). The investor will be prohibited from exercising the sale right described above if, prior to exercising such right, it, or any of its respective subsidiaries or affiliates, has asserted any claims against Athens Acquisition or the Issuer, any of their respective subsidiaries or affiliates, or any of their respective directors, principals, members, partners or officers.

Releases and Non-Disparagement

The Investor Rights Agreement provides for mutual releases by Athens Acquisition and the investor party thereto (except for claims arising out of or relating to a breach, violation or failure to perform under the Investor Rights Agreement (and, in the case of Athens Acquisition, the Stockholders Agreement). The investor party to the Investor Rights Agreement will also agree that it will not, at any time until the date upon which Athens Acquisition causes the Issuer to effect a “short-form” merger under applicable law, directly or indirectly, disparage Athens Acquisition, the Issuer or their respective affiliates and subsidiaries.

Appraisal Rights

In the case of Athens Acquisition and the Issuer engaging in a long-form merger pursuant to Section 251, Section 252, Section 263 or Section 264 of the Delaware General Corporation Law, the investor party to the Investor Rights Agreement will agree that its sole remedy is appraisal rights pursuant to Section 262 of the Delaware General Corporation Law.

Termination

The Investor Rights Agreement will terminate immediately upon the date (i) the investor party thereto ceases to own any securities of the Issuer or (ii) the consummation of a sale or other transfer of securities of the Issuer by Athens Acquisition and/or its affiliates (including, without limitation, by merger) such that following such sale or other transfer neither Athens Acquisition nor any of its affiliates beneficially owns a majority of securities of the Issuer.

The Stockholders Agreement is attached hereto as Exhibit 99.9 and is hereby incorporated by reference (the form of Investor Rights Agreement is attached as Annex 2 to the Stockholders Agreement). The foregoing descriptions of the Stockholders Agreement and the Investor Rights Agreement are qualified in their entirety by reference to such agreements.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.

(b) Athens Acquisition has the sole power to vote and dispose of the Preferred Shares. Mr. Gilbert, as the sole member of Athens Acquisition, has the sole power to direct the vote and disposition of the Preferred Shares.

(c) The transactions described in Item 3 of the Original Schedule 13D are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The descriptions of the Stockholders Agreement and the Investor Rights Agreement set forth in Item 4 above are incorporated herein by reference.

Except as otherwise described herein and in the Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Preferred Stock or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.9	Stockholders Agreement, dated as of April 8, 2013, by and between Athens Acquisition and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.9	Stockholders Agreement, dated as of April 8, 2013, by and between Athens Acquisition and the Issuer.